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Exhibit

Exhibit Description

99.1 Announcement on 2025/07/14: To announce related materials on acquisition of Software

99.2 Announcement on 2025/07/16: UMC will convene Q2 2025 Investor Conference

99.3 Announcement on 2025/07/22: Announcement of the Company’s Board Meeting Date of Q2, 2025 Consolidated Financial Report

Exhibit 99.1

To announce related materials on acquisition of Software

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Software for production

2. Date of occurrence of the event: 2024/12/30~2025/07/14

3. Date of the board of directors’ resolution: NA

4. Other approval date:

the decision-making department: the Selection Meeting

2025/07/14

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$534,029,918;

total transaction price: NT$534,029,918

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH;

non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker’s fee: None

23. Concrete purpose or use of the acquisition or disposal: For production

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None

Exhibit 99.2

UMC will convene Q2 2025 Investor Conference

1. Date of institutional investor conference: 2025/07/30

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q2 2025 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.3

Announcement of the Company’s Board Meeting Date of Q2, 2025 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2025/07/22

2. Expected date of the board of directors meeting is convened: 2025/07/30

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q2, 2025 Consolidated Financial Report

4. Any other matters that need to be specified: None